Filed by Equifax do Brasil S.A.

(Commission File No. 132-00001)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Dear [investor],

Equifax delivered a strong 2022 with record revenue of $5.122 billion and continued execution against our EFX 2025 priorities.

For full-year 2022, we had revenue growth of 4%, offsetting significant mortgage revenue decline of 23% with non-mortgage revenue growth of 17%. Fourth quarter revenue of $1.198 billion was down 4% due to a 41% decline in mortgage revenue. Our non-mortgage business, which was more than 80% of Equifax in the fourth quarter, delivered very strong constant currency revenue growth of 12%, reflecting broad-based strength across our businesses.

Highlights from 4Q22 include:

•	Workforce Solutions delivered revenue of $508 million, a 4% decrease compared to the fourth quarter of 2021, driven by a 38% decline in EWS mortgage revenue in the quarter.

•	Workforce Solutions non-mortgage revenue grew in total at a strong 17%, and Verifier non-mortgage revenue grew a strong 23%. Government grew at more than 40% and Talent delivered more than 20% growth.

•	USIS revenue of $406 million was down 6.5%, driven by a 46% decline in USIS revenue in the quarter.

•

USIS B2B non-mortgage revenue of $288 million, representing more than 70% of USIS revenue, was up 10% with organic revenue growth of 6.5%. B2B non-mortgage Online revenue grew 19% with organic revenue growth of 13%, driven by double digit revenue growth in Commercial, Identity & Fraud, and Auto, with high single-digit growth in Banking.

•	International revenue was $284 million, up a strong 9% in constant currency, led by Latin America with local currency revenue up 31% driven by very strong NPI growth.

In 2022, Equifax New Product Innovation (NPI) continued to operate at a very high level with more than 100 new products delivered for the third year in a row. New product revenue in 2022 was $650 million, an improvement of more than 50% from an impressive $420 million in 2021. In 4Q22, our Vitality Index, defined as revenue from new products introduced in the last three years, was at a record level 14%. This is a 500 basis point improvement from our 9% Vitality Index last year, and 400 basis points above our 10% long-term Vitality goal. Our Workforce Solutions business unit continues to lead Equifax in NPIs, delivering a Vitality Index at over twice our long term 10% Vitality Index target—a strong proof point for the power of the Equifax Cloud to drive innovation and new products.

New partnerships in 2022, along with growth in existing partner records and new direct contributors, drove growth in The Work Number® database, with current records up 6 million sequentially, reaching 152 million current, 114 million unique and over 600 million total current and historical records, from more than 2.6 million employers. This represents almost 70% of the 165 million US non-farm payroll, and by adding gig worker and pension records, we have the potential to almost double the number of records in The Work Number database in the future. The Work Number is also seeing accelerated expansion in the U.K., Canada and Australia, with access to over 20 million active and historical payroll records, as well as over 40 million active and alternative income records, such as pension data and tax returns.

During today’s call, we discussed that the completion of bolt-on acquisitions continued to be a strong priority in 2022 as we focused on our strategic M&A priorities. In 2021 and 2022, we completed 12 acquisitions that are delivering $450 million of principally non-mortgage run rate revenue.

We also discussed the significant progress made in 2022 executing against our EFX Cloud Data and Technology Transformation. We now have about 70% of our North America revenue being delivered from the new EFX Cloud and are focused on completing our North America migration by the end of 2023.

Additionally, I am pleased to share that earlier today, Equifax entered into a merger agreement to acquire all of the outstanding shares of Boa Vista Serviços (BVS), the second largest consumer credit bureau in Brazil for R$8.00 per share, implying an estimated total enterprise value of R$3,103 million, or USD$596 million based on a USD/BRL exchange rate of 5.2033 PTAX as of February 8, 2023. This acquisition will expand Equifax’s capabilities in the large and fast-growing Brazilian market and offers BVS access to Equifax’s expansive global capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services, and expansion into new industries. Strategic, bolt-on acquisitions are core to our EFX2025 growth priorities and BVS would be the 14th acquisition that Equifax has signed or completed since the beginning of 2021.

Our 2023 guidance builds on our strong 2022 non-mortgage growth from new products, record growth, pricing and acquisition synergies. However, we are also expecting U.S. mortgage market originations to decline 30% in 2023 and broader economic uncertainty impacting our underlying markets. Despite these headwinds, we expect to deliver revenue growth at a mid-point of 4% in 2023. For the full year, EBITDA will be up 4%, or up $70 million, in line with revenue growth, with margins flat to the 33.6% in 2022. Adjusted EPS is expected to be $7.20 per share at the midpoint.

With a strong commitment to margin improvement and capital spending reductions, we are on track to deliver cost and capital spending reductions in 2023 and beyond from our Equifax Cloud transformation, which is central to our long-term growth framework. As communicated on our earnings call, we announced plans to accelerate cloud transformation cost reductions and broader cost restructuring in 2023 that will deliver $200 million spending reductions, $120 million of expense reductions and $80 million of capital spending savings in 2023, expanding to run rate spending savings of $250 million in 2024. We expect these actions to expand our margins and free cash flow as we exit 2023 with Adjusted EBITDA margins of about 36%.

We start 2023 with significant momentum in the underlying growth of our businesses and in the execution of our EFX 2025 strategic priorities. As we complete our North American Cloud transformation in 2023, we will pivot to leveraging our differentiated data assets and new Cloud infrastructure to drive new product roll-outs and top line growth. We are energized about the future of the New Equifax in 2023 and beyond. To read more about our 4Q and full-year 2022 financial results and 2023 Guidance, please see our press release and investor presentation. You may also reach out to Sam or me with any questions you may have. Thanks as always for your time and attention.

Best regards,

Trevor Burns

Trevor Burns Senior Vice President, Corporate Investor Relations m 404.326.0206 trevor.burns@equifax.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to receive shareholder approval and satisfy other closing conditions, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This communication is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax® (NYSE: EFX) and Equifax Brasil plan to file a Registration Statement on Form S-4/F-4 with the SEC in connection with the transaction. The Form S-4/F-4 will contain a prospectus and other documents. The Form S-4/F-4, and prospectus will contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.